Filed by South State Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Capital Bancshares, Inc.

Commission File No: 001-37615

Date: July 23, 2021

The following is an excerpt of a transcript of the investor call held on July 23, 2021 related to the proposed merger between SouthState Corporation (“SouthState”) and Atlantic Capital Bancshares, Inc. (“Atlantic Capital”).

Call Participants

EXECUTIVES

John C. Corbett

CEO & Director

SouthState Corporation

Robert R. Hill

Executive Chairman

SouthState Corporation

Douglas L. Williams

President, CEO & Director

Atlantic Capital Bancshares, Inc.

Stephen D. Young

Senior EVP & CSO

SouthState Corporation

William E. Matthews

Senior EVP & CFO

SouthState Corporation

ANALYSTS

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Broderick Dyer Preston

Stephens Inc., Research Division

Catherine Fitzhugh Summerson

Mealor

Keefe, Bruyette, & Woods, Inc.,

Research Division

Christopher William Marinac

Janney Montgomery Scott LLC,

Research Division

Jennifer Haskew Demba

Truist Securities, Inc., Research

Division

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

Michael Edward Rose

Raymond James & Associates, Inc.,

Research Division

Presentation

Will Matthews: Good morning, and welcome. Thank you for joining us. This is Will Matthews and joining me on this call are Robert Hill, John Corbett, Doug Williams, Steve Young, and Richard Murray.

Earlier this morning, we issued a joint press release to announce a merger between SouthState and Atlantic Capital. Both companies also separately issued their respective second quarter earnings releases. We will discuss today’s merger announcement on the call and then provide some brief comments regarding each company’s second quarter earnings. As noted in our earnings releases, this call will take the place of the earnings calls previously scheduled. We have posted presentation slides that we will refer to on today’s call on each company’s website.

Before we begin our remarks, I want to remind you that comments made by the management teams of SouthState and Atlantic Capital may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in the press release and presentation for more information about risks and uncertainties which may affect us.

Now I will turn the call over to Robert Hill, Executive Chairman.

Robert Hill: Good morning, and thank you for joining us to discuss our second quarter performance.  First, I would like to welcome Doug and the Atlantic Capital team to SouthState.  I have known Doug for many years and have always believed he and his team would be a great fit for SouthState.  We are excited about our future together!  We also completed the largest conversion in our history this quarter, this would not have been possible without the tremendous job our bankers and support teams have done.  All of our focus over the last year has been about putting SouthState in a position to build a sound, profitable, and growing company.  We have a very strong foundation and also have numerous opportunities to improve as we shift our focus to building for the future.

I will now turn the call over to John.

John Corbett: Thanks Robert. And I also want to welcome Doug. We are - very excited about this partnership with you Doug and your Atlantic Capital team.

I’m going to discuss the strategic merits of the merger, but first I’ll share a high level overview of the quarter, with Will providing some additional detail in a few minutes.

We reported adjusted earnings per share of $1.87, bringing our year to date earnings to $4.04 per share. Asset quality continues to be very strong with another quarter of reduced NPA’s, and therefore we benefited from another $58 million release in our allowance for credit losses. Our 2nd quarter PPNR was down from the 1st quarter. - While we were disappointed in the decline, it was entirely due to two things: the first was a pipeline mark in the mortgage business as we strategically decided to retain more of our mortgage production on our balance sheet — and the second was reduced accretion income on acquired and PPP loans. These two accounting treatments are not reflective of the underlying fundamental growth we are seeing. Organic growth was a bright spot for the quarter. Our commercial loan pipeline is nearly double the pandemic lows and loan production in the second quarter increased 25% from the first quarter. The loan portfolio grew by 3% and core deposits grew at a 13% annualized rate. Not only did the loan portfolio grow but other evidence of the “bottoming out process” of the economic cycle is that our core net interest income grew in the second quarter, which is the first increase in net interest revenue since the pandemic started.

I’d be remiss if I didn’t mention the successful completion the CenterState/SouthState systems conversion during the second quarter and I want to publicly complement our team on their professionalism and the execution of such a complex project. The merger that we announced 18 months ago transformed our company. It positions us for the long term with an enhanced digital platform, cost synergies and lending momentum in the best markets in the country. The southeast is growing at about twice the rate of the nation and SouthState will be there to finance that growth.

And with the integration in the rear view mirror, it allows us to turn the page and explore new opportunities like the announcement we are making this morning. When asked about our M&A strategy on previous calls, I’ve talked about the importance of the Interstate-85 corridor between Atlanta and Charlotte and our preference to look at in-market opportunities that build density in our core growth markets. You also know that we have been actively expanding our middle market and treasury teams so that we can capitalize on the disruption at the large national banks.

I met Doug 3 years ago and I’ve watched and admired the franchise he was building in Atlanta and also the manner in which he was building it - with a balanced approach based on the principals of Soundness, Profitability and Growth. Doug is a great leader - and the evidence is in the quality and loyalty of the people on his team. He founded Atlantic Capital after a long career as the head of Corporate Banking at Wachovia. And his Wachovia team followed him to start Atlantic Capital in 2007 when they successfully completed the largest denovo capital raise ever at that time.

The Atlantic Capital partnership with SouthState will make both companies better. Atlantic Capital is a C&I oriented growth company. They’ve enjoyed a Compounded annual loan growth rate of 10% over the last 5 years. This quarter they delivered 15% loan growth. SouthState will provide Doug’s team with a larger balance sheet and capital markets solutions to grow his middle market clients. And Atlantic Capital will offer SouthState a strong growth engine and scale in Atlanta. We’re also excited to continue investing in Doug’s FINTECH and payments businesses. These are high growth verticals with huge potential.

This is a low risk transaction. It’s in-market, there are only 2 branches, and both companies share the same Core Processing system and the same Treasury Management solution - so there will be very little disruption to our clients.

I’ve asked Doug to serve as the President of our Atlanta Banking Group which is now $5B in assets and our largest single market. He will also serve as head of Corporate Banking for the entire company. I want to welcome the Atlantic Capital team to SouthState, and I’ll turn it over to Doug for his remarks on our new partnership and his quarter.

Doug Williams: Thank you, John, and good morning.

As John in part mentioned, and as you know, Atlantic Capital has built a record of strong, above peer average organic growth in loans, deposits, and PPNR over the last 22 quarters. Opportunities to sustain and accelerate that growth are apparent in our new business pipelines and in the changing competitive landscape in our Atlanta and national commercial market niches. In view of these opportunities, earlier this year we began to consider the potential benefits of the larger capital base, greater investment spending capacity, broader capabilities, and new opportunities for clients and our teammates that a partnership with a larger company could provide. After carefully considering prospective partners, it became apparent that a partnership with SouthState would be consistent with and enhance our purpose to fuel prosperity for our shareholders, clients, and teammates.

Our companies are tightly aligned culturally; we operate on the same core and treasury management platforms; and our credit and risk management philosophies and processes are similar.

My Atlantic Capital teammates have built a great company. We believe SouthState is the next great southeastern regional banking company. To that, we will contribute the best commercial banking team in Atlanta and a rapidly growing and soundly constructed FinTech and payments banking business. We will add “growth sizzle” to the great SouthState story.

Now, a few highlights of Atlantic Capital’s second quarter results. We earned net income of $11.8 million, or $0.58 per diluted share. Loans held for investment, excluding PPP loans, grew 15% linked quarter annualized and 11% year over year. Quarterly average deposits increased 19% annualized from the first quarter and 37% compared to the second quarter of 2020; the average cost of deposits declined to 10 bps; average non-interest bearing deposits were 39% of average total deposits. PPNR grew 80% linked quarter annualized and increased 19.5% YTD from the first six months of 2020. Atlantic Capital’s credit quality remains among the best in banking; for the first six months of 2021 NCOs were 7 bps and NPAs were 14 bps of total assets on 6/30/21. Our new business pipelines remain robust and we anticipate strong loan and deposit growth through the second half of 2021.

Now back to Will Mathews.

Will Matthews: Thanks Doug

Slides 4 and 5 of the merger deck outline the key modeling assumptions and financial impact. This is a 100% stock transaction with a fixed exchange ratio of 0.36. Our modeling is based on consensus estimates. Key modeling assumptions are for cost saves of approximately 33% of Atlantic Capital’s NIE base and after-tax merger and integration costs of approximately $37 million. Our expectation is that the transaction would close in early Q1 of 2022, at which time we estimate we’d have a loan mark of 1.10%, with another 60 bps in day one non-PCD provision. This modeling generates EPS accretion of approximately 3%, negligible TBV dilution (less than 30 cents per share), and a two year earn back. I’ll note that we have modeled no revenue synergies, though we’re optimistic this team will have a chance to further penetrate its customer base as part of our larger balance sheet.

Let me now expand a bit on John’s comments on our second quarter. As John said, we had strong bottom line performance after another negative provision. However, PPNR declined meaningfully from Q1, but the decline was caused by a $17mm drop in mortgage revenue and a $10mm decline in accretion income --- $6mm of which was PPP discount accretion and $4mm of which was acquired loans accretion. Slide 9 of the earnings deck is a waterfall chart showing the impacts on PPNR from Q1 to Q2.

Let me break down the mortgage revenue a bit for you, and I’ll reference some numbers on slide 12. Our mortgage team had a strong production quarter, producing $1.4 billion in the second quarter, which is up from $1.3 billion in the first quarter. And year to date production is actually up 9% compared to the first six months of last year.

However, due to changes in the interest rate environment, we elected this quarter to increase the percentage of our mortgage production that stays on our balance sheet versus selling into the secondary market, causing the secondary pipeline to decline by approximately $230 million. This strategic decision to increase portfolio volume reduced the secondary pipeline, and the return to lower and more normal gain on sale margins, led to a large negative pipeline mark of $16 million. The core performance of the mortgage business, however, continues to be very strong as evidenced by the production levels. Given pipeline levels at Q2, we would not expect a similar negative pipeline mark in Q3. And we believe our business model, with 72% of our volume as purchase, the continued population migration to the southeastern growth markets and the vibrant housing market will result in increased earnings for our mortgage division in the quarters ahead.

As John noted, we had our first quarter for growth in non-PPP loans in over a year, and our commercial loan pipeline continues to build, growing to $4.6 billion at June 30th, up over 10% from Q1 levels. New loan production yields of 3.42 % were essentially flat with Q1, up 1 basis point.

With respect to Net Interest Income, John mentioned Core, Core was up $1.4mm from Q1, which was essentially flat on a per day basis, and that is illustrated on slide 11 of our earnings deck. With continued strong core deposit growth, our cash and fed funds sold position continues to be very high, with the quarter’s average of $6.1 billion growing by $1 billion over Q1’s average. Investment Securities grew by $458 million in Q2, with average securities up $689 million.

Reported net interest margin was 2.87%, and Core NIM (excluding the impact of accretion and all PPP loans) declined 12 bps to 2.72%, reflecting the continued growth in our cash and fed funds sold position as a percentage of earning assets. Cost of deposits declined to 12 bps and the cost of total interest-bearing liabilities fell by 5 bps. We continue to manage our deposit costs and hope to make a few more basis points of progress here.

Noninterest expenses were flat with Q1 (with a full quarter for Duncan Williams, vs 2 months in Q1). As we noted last quarter, we will recognize most of the remaining cost saves in the third and fourth quarter, and we continue to expect Q4 operating NIE in the 210 to 215 million dollar range.

As John noted, asset quality remains strong, with further reductions in non-performing assets, and improving economic forecasts led to another reserve release this quarter, with a negative provision expense of $58.7mm. For our economic scenarios, we weighted Moody’s pessimistic S3 scenario at one third this quarter, with the baseline scenario weighted two thirds. This was the same weighting we had in Q4 and compares with the first quarter’s 50/50 weighting.

As noted on slide 28, our ending reserve to loans excluding PPP loans was 1.54% at quarter end, or 1.68% if you include the reserve for unfunded commitments. The loss absorption ratio including purchase accounting marks was at 2.03%.

From a capital return standpoint, the company repurchased 700 thousand shares during the second quarter and an additional 273 thousand shares after quarter end, bringing the total shares repurchased this year to 973 thousand shares at a VWAP of $83.70. This represents approximately 1.4% of the company in capital return since March 31st.

And after the second quarter repurchases, our TBV per share still grew by $1.05, ending at $43.07. Our capital ratios all remain very healthy, with CET1 above 12% and a Total risk-based capital ratio above 14%.

I’ll turn it back to you, John.

John Corbett: Thanks Will. Even with the buyback activity, we continue to see solid growth in TBVPS, up 12.4% over the last year. And that is how we we’re going to measure our success over a cycle.

I think it’s a really interesting time to be a banker. The economy is booming. Loan production is up 25% this quarter. We’re in great markets. We’re above our peers in liquidity and there are a lot of internal debates on how quickly to deploy our $6 billion in cash.

One of our core values is “long term horizon” and that is how we think about managing capital - through an entire cycle. This is particularly important with the extreme monetary actions by the Federal Reserve in the last year and the unpredictable consequences. So we’re going to be thoughtful and we’re going to be patient and make investments that can live with when interest rates begin to rise.

Operator, let’s go ahead and open it up for questions.

Question and Answer

Operator

[Operator Instructions] Today's first question comes from Jennifer Demba with Truist. Please go ahead.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Thank you. Good morning. Congratulations on the deal. I have a couple of questions. First, just if you could tell us about the background of the transaction? And Doug, why you thought this was the right time to find a partner? And then my second question is, can you talk to us about retention packages for the Atlantic Capital key employees? Thank you.

Douglas L. Williams

President, CEO & Director, Atlantic Capital Bancshares, Inc.

Yes, happy to do that, Jennifer. First of all, of course, we'll be filing an S-4 and proxy statement in a few weeks here, and that will contain a good bit of detail on the background to the merger. But Atlantic Capital very carefully considered strategic alternatives over the course of the last few months. And we came to the conclusion that it was time to look to a larger partner to sustain the trajectory of growth in our businesses. And we considered several possibilities, and we're pleased to be able to announce a deal with SouthState who we think is a terrific partner for us.

We have the top 3 employees at Atlantic Capital under employment agreements with SouthState. The next 12 or 15 senior people will also be receiving retention opportunities. And I think we have some more money to spread around as we think appropriate going forward. So Atlantic Capital has been a very attractive employer. SouthState has been a very attractive employer. Our companies are tightly aligned culturally, and we think we can retain our people and do very well in the Atlanta market and beyond.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Great. Thank you so much.

Operator

And our next question today comes from Michael Rose at Raymond James. Please go ahead.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Just wanted to get some color on what the plans would be for ACBI's growing payments in FinTech business. They're off to a really good start. I know it's kind of in the earlier stages. But I'm sure as you guys were contemplating putting this transaction together, that was one of the larger pieces of discussion. And I just wanted to get your holistic thoughts on what it could mean for the combined company. Thanks.

John C. Corbett

CEO & Director

Michael, John here. Yes, that was one of the things that was very attractive and appealing to us as we think about the digital transformation of our industry. And Doug and his team have done such a great job tapping into that momentum, if you think about what they've built with the payroll companies across the country, the FinTech companies across the country. That business is growing at about a 40% compounded annual growth rate and huge fee volumes. And I think there is a page in the slide that shows that fee income trajectory is just increasing. So I think that's one of the things that makes sense about this partnership, is that we're going to provide Doug's team that's growing those businesses a larger capital source, larger balance sheet, just to continue that growth. And we're very interested in leaning in on those businesses.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Okay. That's helpful. And maybe just as a follow-up, John, as it relates to the second quarter earnings for you guys. Obviously, a big step down in mortgage. What's kind of the outlook there? Because it looks like if I kind of exclude the PPP stuff and it looks like on a PPNR basis, you guys missed at least where I was and consensus on that sort of basis. So just looking for some color on what the mortgage offsets could be as we move forward? Thanks.

Stephen D. Young

Senior EVP & CSO

Sure, Michael. This is Steve. Yes, let me kind of just take a big picture and then kind of drill the mortgage for a second. Noninterest income this quarter was around $79 million, down from $96 million, and that was all because of the decline in the mortgage secondary income. On Page 27, we showed the trend over the last year, and we look at it from a percentage of average assets. And remember, our goal over time is 1% of our assets over a long period of time. Last year, we were running between, I don't know, 1%, 1.20%. This quarter is about 80 basis points. And so when we think about the rebound of the mortgage pipeline mark, we'd expect somewhere around 85 or maybe 90 basis points over the next few quarters before the deal closes with Atlantic Capital. And because Atlantic Capital is more commercially focused, I would think over, and if you use the kind of existing consensus estimate, I would think that number would be closer to 80 basis points as we think about 2022. So that's kind of how we're thinking about it in the short, medium and then the long term is trying to get a balanced fee revenue between spread and fee revenue. Hopefully, that's helpful.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Very helpful. And then maybe just finally for me. You guys bought back some shares in the quarter. Still have some authorization left. Would you expect to continue to be active here? Or are the things on hold just in light of the deal?

William E. Matthews

Senior EVP & CFO

Michael, it's Will. We, after today's announcement, we are allowed to be back in the market next week and then we would have to go out of the market once we have filed the S-4. And we've, as you saw, have been active and believe that's been a good use of capital. And we plan to be continue to be thoughtful, active capital managers.

John C. Corbett

CEO & Director

I'll just tag on to that, Will, as well. You all know Ernie Pinner, and Ernie had a way of saying things that don't overcomplicate this business. He says, all you got to do is buy low, sell high. And we kind of think where we are, it's a very attractive price for the stock. We put in place a buyback authorization of 5%, which I think is 3.5 million shares roughly. We bought back about 1 million shares recently. Yes, just thinking about the cycle here, these bank stocks are so closely tied to the yield curve and all the indications are that we're going to be in a low interest rate environment for a couple of quarters. But most people believe that sometime in 2022, rates will rise and therefore, bank stocks will rise. So we're accumulating capital right now. We think it's a good time to be active in the buyback when the price is low, when we're accumulating capital and before interest rates start to rise later in 2022.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Appreciate all the colors. Thanks for taking my questions.

Operator

And our next question today comes from Kevin Fitzsimmons of D.A. Davidson. Please go ahead.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

I was just hoping you could drill down a little bit into the -- like I see the C&I heavy inflection of ACBI. Just wondering if you can talk about, are these different kind of C&I loans than you would typically make? Are they larger? Are they more corporate loans? And is this going to be a bigger part of your overall portfolio. Do you think going forward? I'm just trying to distinguish between what would be a typical C&I loan that ACBI is making in Metro Atlanta versus what SSB was making. Thanks.

John C. Corbett

CEO & Director

Kevin, it's John. Think about the people that make up SouthState and the people that make up Atlantic Capital. I've heard Doug use the terminology that we're all big bank refugees. I grew up in commercial banking, Doug grew up in corporate banking. We all go to work at smaller community banks. And now we find ourselves now having grown into a $44 billion balance sheet, and it kind of gives us the flexibility to kind of do what we did early in our careers. And if you look at where SouthState was heading, we've been actively building out our middle market teams. That's where we've had so much success recruiting out of the largest banks in the country where there's disruption right now. And if you look at the kinds of loans we're doing, really -- Doug was doing some large transactions for a bank of Atlantic Capital's size. However, that's kind of right down the middle of where SouthState has migrated in the last few years in our middle market space. So I think it's a great fit. I think we're going to give Doug's team more flexibility, more balance sheet strength. The types of credits that he's doing are very similar to what SouthState is doing today in our middle market segment.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

Okay. Great, John. Thank you. And then just a question about the, you know what this is going to provide the FinTech in platforms that you're getting from ACBI? And I'm just curious, did you already have some programs going along on this direction? Did you have FinTech partnerships in place? And then if so, how you weighed the choices of buying into this versus just partnering your way into that capability? Thanks.

John C. Corbett

CEO & Director

Yes, I'll take a broad level of view. Steve, maybe you want to add something there. We use -- the FinTech term gets used a lot in banking. And the types of businesses that Doug and his team are involved in, it's largely high-volume ACH business, okay? And it's 4 FinTech platforms, but the core business is largely ACH, very similar to what SouthState's currently doing in, say, our HOA business. We've got a vertical of HOA where we provide treasury management solutions, and that's about a $1.2 billion deposit vertical for us. And so I think about that payroll vertical. And it's, I think, about $500 million in deposits, heavy volume, ACH, natural complement there. You think about the FinTech partnership that Atlantic Capital has with South where they do CD secured credit repair loans, love that business. And I think what we're seeing is the growth trajectory was enormous in that business for Atlantic Capital. We're going to provide more balance sheet space to expand those kinds of businesses. So we're excited about expanding those, and we think it's just a natural evolution where the industry is trending.

Stephen D. Young

Senior EVP & CSO

I'd just add, back to -- we've tried to, over the last decade or so, build some payments businesses. Our correspondent banking business is a payments business. We do 35,000 wires a month doing that for institutions. We have a prepaid card business. We have the HOA business. So there's just multiple things. And as you think about where this industry is headed, the payments business is so significant, and we'd love to be investors in that and to continue to grow with it.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

Great. And one last one, I just want to clarify. The points you were making earlier, John, about it being such a low-risk deal and with a few branches in market, does it take you, while you're closing this and integrating it, does it take you out of further bank acquisitions or maybe not necessarily because of how low risk it is? Thanks.

John C. Corbett

CEO & Director

Kevin, if you look at our history over time, normally, we're doing one thing at a time. We make an announcement, we work on the integration, we get the conversion done. If we feel good about it, we feel confident to move on. So that's the way I would look at this. We want to get this properly integrated, properly converted. And then when we have confidence, we've done that, we'd consider other opportunities. But right now, we're focused on this integration that's coming up.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

That’s great. Makes sense. Thank you very much.

Operator

Our next question today comes from Christopher Marinac at Janney Montgomery Scott. Please go ahead.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Just a quick question about sort of hiring in Atlanta both before this merger announcement and sort of what you envision going forward. And I guess I'm curious, kind of just to compare and contrast the sort of ease and low risk of buying ACBI versus hiring more people in Atlanta, John, if you could just expand on that?

John C. Corbett

CEO & Director

Yes. I don't think it's an either or, Chris, I think it's both. Doug's got a great, great team of lenders that have been with him a long time. They're very productive in their roles. And we have been actively recruiting and hiring as well. I think we did a press release a week or 2 ago with another slate. I think it was 7, 8, 9 commercial bankers around the Southeast. So I don't think it's an either or, and I think it's just going to enhance our ability to recruit. Think about the kind of bankers we're recruiting in Atlanta. Now they're going to see a $5 billion balance sheet with capital market solutions, Doug's corporate banking background and leadership. I think this is going to become even more attractive place for bankers to come, to spend their careers with us. Doug, anything you want to add there?

Douglas L. Williams

President, CEO & Director, Atlantic Capital Bancshares, Inc.

Chris, as you know, we, at Atlantic Capital, we have pretty ambitious plans to hire new bankers this year. And I think this only enhances our opportunity to do that. Also, as we join with the SouthState team here, we'll have a bigger team of bankers on the street, and I think we can continue to add to that. So I think we will be very active in hiring new bankers here in Atlanta and elsewhere across the company.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Sounds good. Thank you both. Best wishes for success.

Operator

And our next question today comes from Catherine Mealor with KBW. Please go ahead.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

John, it was great to see growth pick up a little bit this quarter, and it seems like origination volumes are also picking up and then, of course, ACBI, I think, will help the growth rate. Any kind of thoughts on, in the near-term pickup in bottom line growth? And if near term, do you think you'll be able to deploy some of the $6 billion in excess liquidity into loans that will be more prominent in the back half of this year?

John C. Corbett

CEO & Director

Yes, Catherine, if you think back to a quarter or 2 kind of where we guided was that we thought we'd be at about mid-single-digit growth in the back half of the year. And really, on the commercial loan side, we're there now. Our commercial loans this quarter grew a little better than 5%. Mortgage continues to be about flat. So that pulls up 5% commercial growth, loan growth rate down a little bit. The pipelines continue to grow. The production is up 25% in the second quarter. So I feel good. We had one sizable payoff in July, but it looks like we're growing through that. The markets are strong. So I think that, that original guidance still holds.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Great. Okay. And then on -- how are you thinking about securities investments in the size and kind of the growth rate of the securities book in this rate environment?

Stephen D. Young

Senior EVP & CSO

Catherine, it's Steve. Let me just talk quickly about the deployment of the $6 billion of excess cash. I think that's an important key start story. Just like we said last quarter, we have, I'll call it, $5.5 billion of excess liquidity. So as we kind of think about the next 18 months to get us to the end of 2022, we're thinking about approximately $2 billion of that loan growth, $1.5 billion of security growth over that period. And then that gives us $2 billion of dry powder for either loan growth, security growth or if there's some deposit shrinkage. So I think as we think about the future, we don't -- we like to average in over a period of time, but we really like our position with all the excess liquidity. We have a slide, I think you've seen it before, I think we talked about it last quarter, but on Page 15, which refers to both our security and cash position, and then Page 16 shows how we compare to our peers. And we're underinvested relative to securities assets to our peers by about 5%, that's $2.5 billion. All we're suggesting is that we do $1.5 billion. But if the interest rate environment got better, certainly, we would go harder. So hopefully, that's helpful.

William E. Matthews

Senior EVP & CFO

And I'll just add, Catherine, it's Will. That's SouthState as it stands today, of course, when we partner with Atlantic Capital hopefully in the early, in the first quarter, their loan growth and their balance sheet, of course, adds to the whole picture.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Sure. Yes, for sure. Okay. And then maybe just 1 little nitty question on the accretable yield that pulled back a little bit this quarter. Any outlook on what that, new normalized kind of quarterly run rate that should be?

Stephen D. Young

Senior EVP & CSO

Yes, Catherine, it's Steve. As we always talk about on these calls, accretion is difficult to predict. Although 2 things we know. We know the bucket is there of $81 million that will come through at some point and PPP accretion is $25.9 million, that will come through at some point. And as we think about accretion, we think about that a little bit like loan loss reserve. It's sort of capital credit reserve. But what we're expecting over the next few quarters is maybe $5 million to $7 million a quarter in accretion. That should be reasonably steady as we kind of get into 2022 as we've got $80 million of that. And then we think that PPP accretion that will have around 75% of that will be forgiven this year is just our best estimate. And so that should add another $8 million to $10 million. So if you kind of put all the accretion together for the next several quarters, somewhere between, I don't know, $13 million, $17 million a quarter and in 2022, $5 million to $7 million. It's just -- obviously, all this is determined based on payoffs and all those kinds of things, but that's kind of our reasonable forecast, reasonable guess.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay great. That’s very helpful. Thanks. Congrats on the deal.

Operator

Our next question today comes from Brody Preston with Stephens Inc. Please go ahead.

Broderick Dyer Preston

Stephens Inc., Research Division

Just on the accretion, I see the marks you've got for ACBI on Slide 5 of that deck, but could you just help me think about a total dollar amount of accretion that you expect from ACBI's loan portfolio? And over how many years do you expect that to be recognized?

William E. Matthews

Senior EVP & CFO

So the day 2 double count, mark, Brody, really will be about 60 basis points in our model, and we typically model over a 4-year life. So that -- however quickly you want to pull that out over that 4-year period, that would be a value, not a very significant number. If you add that to our existing accretion estimates, accretion as a percentage of income is going to be a pretty low number going forward, which I guess makes the picture clearer for a lot of you guys.

Stephen D. Young

Senior EVP & CSO

Yes. And Brody, I just described it. that $5 million to $7 million kind of going into 2022 includes that. I mean the accretion coming out of ACBI is very, very minimal.

Broderick Dyer Preston

Stephens Inc., Research Division

All right. Thanks for that clarification. And then just on the expense run rate, I guess, maybe just thinking about for the back half of this year. It will come down here in the third quarter because you completed the conversion in May, right? So I guess, do you have any sense for how much of the cost savings will show up here in the third quarter?

William E. Matthews

Senior EVP & CFO

Yes. Brody, we've guided towards $210 million to $215 million NIE in the fourth quarter. The third quarter will be a little bit -- we expect to be a little bit north of that, but lower than the second quarter. The factors that are hard to predict really relate to some of the commission-based business lines that -- and how successful they are. We'd love for them to be more successful and generate more revenue that creates more commissioned NIE, but yes.

Broderick Dyer Preston

Stephens Inc., Research Division

Got it. Okay. And then maybe just on the correspondent division. So I guess this was the first full quarter of Duncan-Williams. And it looks like, just kind of eyeballing on the slide here, it looks like the fixed income revenues were down slightly, maybe close to flattish, but it looks down slightly. So I guess, could you just speak to kind of the operating environment for the fixed income portion of the business this quarter? And then sort of how the current yield environment, how you expect those revenues to shape up as we move forward into the third and fourth quarter of the year?

Stephen D. Young

Senior EVP & CSO

Brody, it's Steve. We have that Slide 13, which shows 1,000 correspondent clients that we have, and it also kind of shows the breakout of revenue which you referenced. A couple of thoughts. This quarter, we did about $26 million in revenue down, as you mentioned, a few million dollars from last quarter. But so much of this is dependent upon interest rates and the changes. And so as you recall, the first quarter, we had a rising interest rate environment. So fixed income is just a better – people are deploying their cash and that's what they do. The second quarter was just kind of -- didn't hit everybody's expectation of where the yield curve was going. But the way I kind of think about it going forward, we've had a certainly -- yields have come down over the last 30 or 45 days. That's going to bring our interest rate swap business back for commercial loans. And so we're going to see more activity out of there. We'll probably see a little bit less fixed income. But my guess is they kind of offset each other, kind of how we built the business. So I would expect that essentially that, that correspondent revenue is reasonably in that $24 million to $28 million kind of where we are over the next couple of quarters, but it's highly dependent upon interest rates. If the curve flattens out, we'll have a lot of capital markets revenue. If the curve gets deeper, we'll have more fixed income revenue. Hopefully, that's helpful.

Broderick Dyer Preston

Stephens Inc., Research Division

That is, thank you. And are you planning on, I guess, maybe housing the ACBI's payments business within the correspondent banking business? I'm just trying to think about from a line item perspective for modeling.

Stephen D. Young

Senior EVP & CSO

No. It's going to be housing in the corporate bank under Doug. And I do think there's tons of synergies between all of these businesses. And I think that as we continue to build the company, we're just going to have a lot of opportunity, a lot of talent, frankly that's going to be able to pull all this stuff together and build a really first-class payment system.

Broderick Dyer Preston

Stephens Inc., Research Division

Got it. So that will show up in service charges then?

Stephen D. Young

Senior EVP & CSO

That's correct. Yes.

Broderick Dyer Preston

Stephens Inc., Research Division

Okay. And thank you for that. And then maybe just on the mortgage component, understanding that you put more on balance sheet this quarter than you have in the past. But when I look at the consumer real estate portfolio, I think it was -- I think we've kind of combined the owner-occupied consumer and the home equity into this line item. But from what I remember, it was roughly a kind of 80-20 split or so between 1 to 4 resi and home equity. So I guess what drove the paydowns this quarter. And it just seems like outsized considering you were portfolio and more of the production this quarter?

Stephen D. Young

Senior EVP & CSO

Yes, Brody, it's a great question. I think we've talked about it last quarter. Over the last 12 months, we had shrunk the residential portfolio book about $600 million, while at the same time, gain on sale spreads were increasing and interest rates were low. So I think what was practically happening was we were taking and refinancing some of that into the secondary market. Last quarter, our loan growth was less because we shrank resi at $188 million last quarter. This quarter, if you kind of look at the components, we did shrink some of the normal -- what you see in the consumer 1 to 4 by, about, I want to say, about $30 million or $40 million. But we grew the residential construction book, which is in the construction of land. That's just people view as construction on their own custom houses, that's just traditional customers. And so the residential book actually grew. It's just in 2 different places. But last quarter, we shrunk about $200 million. So basically, what happened was as interest rates got higher, we decided -- and gain on sale got lower, we decided to take the production and put more of it on balance sheet and less of it into the secondary market. And we just think that – with all this excess cash and liquidity and the credit we like, we think that's an appropriate way to use capital.

Broderick Dyer Preston

Stephens Inc., Research Division

Got it. Okay. And just on the cash, I heard the $1.5 billion number earlier. Is that expected to be deployed by year-end into the securities book?

Stephen D. Young

Senior EVP & CSO

I think what we're -- just as we talked about last quarter, we're putting about $0.5 billion a quarter just averaging in. And then we'll probably come up for air, depending on what interest rates come at the end of the year to determine how to deploy the remainder. Our guidance might update at that point in time. But right now, $0.5 billion a quarter is sort of -- kind of our run rate for net new security purchases, but then at some point, we'll probably come out with some new guidance depending on where the interest rates are.

Broderick Dyer Preston

Stephens Inc., Research Division

Okay. Got it. And then last one for me. I saw on Slide 17, you gave some loan repricing disclosures. But could you just remind me in addition to this -- or actually, maybe could you explain, I guess, what you're showing here with the bar charts? And then could you also just kind of tell me what the percent of loans are there are floating rate currently? And then what percent of those are half floors and are at floors right now?

Stephen D. Young

Senior EVP & CSO

But this is an important piece of the story. And John talked about it before about our capital deployment, repurchasing our shares when interest rates are low because our asset sensitivity and combined with Atlantic Capital is just off the charts. And that's what we wanted to show you relative to these graphs. So let me kind of take you through Page 17. What we did is we took a static balance sheet and just said rates were up 100 across all the entire curve, our net income would go up in year 1 about 16% and year 2 would go up 24% based on our asset liability modeling. So the earnings potential of our franchise because of, one, the excess cash, but 2, really comes down to our core deposits. We have 57% of our deposits are in checking accounts. And when rates go up, they don't do anything. And so that's the real power of the franchise, the relationship piece of that, and that's illustrated in that model on the left.

On the right, what it's describing is our floating loan portfolio, which is really a subset of what happens on the left. But basically, we have 30% of our loans that are floating daily. We have about 20%, 21% of them have some variable component in the future and then about 49% of it is fixed, and most of that fixed is 5 years we're in. So hopefully, that kind of gives you a good understanding of what we are trying to communicate there.

William E. Matthews

Senior EVP & CFO

And with respect to your -- the floor part of your question, Brody, we are not -- we don't have an extensive amount of floors in our balance sheet. It's not a big number.

Broderick Dyer Preston

Stephens Inc., Research Division

Alright great. I appreciate the time for letting me asking all of my questions guys.

Operator

[Operator Instructions] Our next question today comes from Stephen Scouten, Piper Sandler. Please go ahead.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Congrats, everyone. I guess maybe first, if I could clarify one thing, Steve, you just said on the construction resi construction side, are those like construction to perm loans? And if so, would they have a much shorter duration?

Stephen D. Young

Senior EVP & CSO

Yes. Yes. Their construction -- and then what they'll do is they'll end up in residential loans down below once they perm out into an arm or something like that.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. Perfect. And of that $2 billion in loans you kind of noted theoretically over, I think you said 12 to 18 months, how much of that would you guys anticipate being more the resi component, either in that construction or 1 to 4 family, now that you're holding more on balance sheet?

Stephen D. Young

Senior EVP & CSO

If you kind of look at that guidance over the next 18 months, that average loan growth rate is, I don't know, between 5% and 7%. So our expectation is -- because the commercial book is growing so well, that we think commercial continues to grow and probably outpaces residential. But at the same time, if we can now just stop the bleeding in residential and make it 2% to 4% growth, while commercial is growing 6% to 8%, what -- the commercial book of our bank is around $16 billion -- when you put it all together is around $16 billion of the $22 billion, it is most of the portfolio. That's what's going to drive over a long period of time. What we're talking about in the residential thing is just to keep that portfolio bleeding off and being productive.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. Great. And then John, you kind of mentioned earlier, you guys were having a lot of conversations about how quickly to deploy the cash. And obviously, I think every bank is doing the same. But I'm wondering if there's anything may be unique or differentiated you could speak to at all, that you're having conversations about? Or is it really just more, hey, how much do we put in the securities book or do we wait for rates to rise? Do we think some of these deposits are going away? Can you just kind of talk about what those conversations really look like and what optionality might be?

John C. Corbett

CEO & Director

Yes, I'm going to be a little flipping here, Steve. I think we're all trying to turn into macro economists and think what in the world is going on when the Fed prints this amount of money, what's going to happen. I mean it's clear that the Fed wants to drive inflation, and the debate about transitory are permanent. What we see in our markets, and when we talk to our clients is we feel like there's maybe a little bit more permanent in the inflation story than maybe the market perceives right now.

As I talk to clients, the labor shortage is a big deal. The economy is booming. But I talk to contractors, I talk to company owners, they can't get labor. And so we think that is going to drive labor prices up. We think that's going to drive – and we think that's permanent. We don't think that is transitory. So therefore, those are the kind of conversations we're having because ultimately, what we got to make a bet here on how quickly to put this money to work. And it's kind of baffling that the 10-year treasury has dropped in the last month or so. We don't think that is sustainable to stay at this low level. So that's what we're doing. We're just playing macro economists just like you are and everybody else because this is totally an epic experiment what the Fed is doing, and we don't want to push all of our chips on the table too early.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Yes, that makes a lot of sense. I think that's a good answer. Thanks John. And then maybe last thing for me, and maybe this is a little bit more for Doug, I'm not sure. But I'm just kind of curious if there are specific ways in which the larger balance sheet will help some of these legacy ACBI businesses, maybe especially the FinTech and payment businesses. I mean you obviously noted the 40% CAGR, but I'm wondering what -- could that grow faster? Is any of that built into your 3% accretion expectations? And maybe even touching on the national lending platforms at ACBI, and if this opens those maybe up wider potentially?

Douglas L. Williams

President, CEO & Director, Atlantic Capital Bancshares, Inc.

The short answer to all of that is yes, Stephen. I think with respect to the payments, and FinTech business, obviously, you have a larger balance sheet, more capital more investment spending capacity. And so we have a lot of confidence that we can not only sustain the level of growth we have in that payments and FinTech business, but accelerated over time.

With respect to the Atlanta commercial banking business, our corporate banking business, the large balance sheet clearly helps in terms of being able to lend larger amounts of money to existing clients and also pursue larger clients that have greater -- larger credit needs. So I think really we'll benefit across the spectrum of our businesses, both here in Atlanta and across the country.

William E. Matthews

Senior EVP & CFO

And Stephen, this is Will. Let me just add in, in addition to concentration issues around revenue and balance sheet that have become a different question on our balance sheet, you asked the question about whether this was modeled into our accretion. And the answer is it's not, although that doesn't mean we don't think it's got great potential and something that we would capitalize on. But we have not modeled in some synergistic expansion of that business as part of our company.

Douglas L. Williams

President, CEO & Director, Atlantic Capital Bancshares, Inc.

And Stephen, I would just add that this is -- really at the core of our motivation in doing this transaction is our businesses are performing at a very high level, our bankers were executing at a high level. We see a lot of opportunities out there on the horizon and the larger balance sheet, more capital, more investment spending capacity, more capabilities are critical, really, to being able to seize those opportunities and continue to grow the company. Atlantic Capital's business is at a good pace and even accelerate that pace of growth.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Got it. Fantastic. Thank you for all that color and congrats again. We think highly of you in the Atlanta market and being here, I think this is a great fit for you all to expand here. So congrats.

Douglas L. Williams

President, CEO & Director, Atlantic Capital Bancshares, Inc.

Thanks a lot.

Operator

Ladies and gentlemen, this concludes our question-and-answer session. I'd like to turn the conference back over to the management team for the final remarks.

John C. Corbett

CEO & Director

Yes. Thanks, guys, for joining us on such short notice early this morning. And Doug, we're very excited about this and excited to work with you over the next few years. There's a lot of moving parts here. So as always, feel free to reach out to Steve and Will, if you want to update your models and talk to them and have a great day. Thank you.

Operator

This concludes today's conference call. We thank you all for attending today's presentation. You may now disconnect your lines, and have a wonderful day.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed merger of SouthState and Atlantic Capital, including future financial and operating results (including the anticipated impact of the transaction on SouthState’s and Atlantic Capital’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.  All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of SouthState or Atlantic Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of South State or Atlantic Capital; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of SouthState and Atlantic Capital can be found in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Atlantic Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SouthState and Atlantic Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Merger and Where to Find It

SouthState intends to file a registration statement on Form S-4 with the SEC to register the shares of SouthState’s common stock that will be issued to Atlantic Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Atlantic Capital that also constitutes a prospectus of SouthState. The definitive proxy statement/prospectus will be sent to the shareholders of Atlantic Capital in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SouthState or Atlantic Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or Atlantic Capital at:

South State Corporation	Atlantic Capital Bancshares, Inc.
1101 First Street South	East Paces Ferry Road NE
Winter Haven, Florida 33800	Atlanta, Georgia 30326
Attention: Investor Relations	Attention: Investor Relations
(863) 293-4710	(404)-995-6050

Before making any voting or investment decision, investors and security holders of SouthState and Atlantic Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

SouthState, Atlantic Capital and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SouthState can be found in SouthState's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 8, 2021, and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of Atlantic Capital can be found in Atlantic Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 9, 2021, and other documents subsequently filed by Atlantic Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.